

June 25, 2009

Graeme McNeill
Chief Executive Officer and President
Wolf Resources, Inc.
564 Wedge Lane
Fernley, NV 89408

      Re: **Wolf Resources, Inc.**
              Post-Effective Amendment No. 2 to Form SB-2/A on Form S-1
              File No. 333-128697
              Filed June 4, 2009

              Form 10-K for the Fiscal Year Ended July 31, 2008
              Filed November 14, 2008
              File No. 0-52296

Dear Mr. McNeill:

We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment No. 2 to Form SB-2/A on Form S-1

General

1.   Once you comply with the following comments, we will be in a position to consider a request for accelerated effectiveness of the post-effective amendment.

Form 10-K for the Fiscal Year Ended July 31, 2008

Controls and Procedures

2.   Your annual report for the fiscal year ended July 31, 2008, did not include the management's assessment of the effectiveness of your internal control over financial reporting pursuant to Item 308T(a)(3) of Regulation S-K nor the statement regarding the attestation report of your certified public accountant pursuant to Item 308T(a)(4) of Regulation S-K. Non-accelerated filers are required to provide management's report on internal control over financial reporting on an annual report for any fiscal year ending on or after December 15, 2007, but before December 15, 2009. See Note to Item 308T. Please amend your annual report to include the disclosure required pursuant to Item 308T(a) of Regulation S-K.

3.   In addition, we note that your evaluation of the effectiveness of your disclosure controls and procedures was "as of the end of the 2007 fiscal year." Please revise to clearly state, if true, that the evaluation was conducted as of the end of the period covered by the Form 10-K.

Certifications

4.   Please ensure that your certifications match the exact form set forth in Item 601(b)(31) of Regulation S-K. For example, we note that the word, "report" has been replaced with the phrase, "quarterly report," in paragraph 3 of both certifications.

Closing Comments

        Please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Douglas Brown at (202) 551-3265, or, in his absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director